# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001034196

## Reporting persons
- Advent International, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,991,028; sole dispositive power 0; shared dispositive power 22,991,028; aggregate amount beneficially owned 22,991,028 (16% of the class)
  Comment: The percent of class is calculated based on 119,319,784 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 13, 2025, as such amount is increased by the 24,311,183 shares of Common Stock issued in connection with the closing of the Purchase Agreement (as defined herein).
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,991,028; sole dispositive power 0; shared dispositive power 22,991,028; aggregate amount beneficially owned 22,991,028 (16% of the class)
  Comment: The percent of class is calculated based on 119,319,784 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025, as such amount is increased by the 24,311,183 shares of Common Stock issued in connection with the closing of the Purchase Agreement.
- Galileo TopCo, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,991,028; sole dispositive power 0; shared dispositive power 22,991,028; aggregate amount beneficially owned 22,991,028 (16% of the class)
  Comment: The percent of class is calculated based on 119,319,784 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025, as such amount is increased by the 24,311,183 shares of Common Stock issued in connection with the closing of the Purchase Agreement.
- Vantor Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,991,028; sole dispositive power 0; shared dispositive power 22,991,028; aggregate amount beneficially owned 22,991,028 (16% of the class)
  Comment: The percent of class is calculated based on 119,319,784 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025, as such amount is increased by the 24,311,183 shares of Common Stock issued in connection with the closing of the Purchase Agreement.

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas, 77059

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership ("Advent LP")
(ii) Advent International GP, LLC, a Delaware limited liability company ("Advent GP LLC," and together with Advent LP, the "Advent Entities")
(iii) Galileo TopCo, Inc., a Delaware corporation ("Galileo")
(iv) Vantor Holdings Inc., a Delaware corporation ("Vantor")
Address of principal business office or, if none, residence:
The principal business address of the Advent Entities is c/o Advent International, L.P., Prudential Tower, 800 Boylston Street, Suite 3300, Boston, MA 02199-8069.

The principal business address of Galileo and Vantor is 1300 W. 120th Ave., Westminster, CO 80234.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are directly held by Vantor, which represents approximately 16% of the outstanding Common Stock based on 119,319,784 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025, as such amount is increased by the 24,311,183 shares of Common Stock issued in connection with closing of a Membership Interest Purchase Agreement (the "Purchase Agreement") by and among the Issuer, Intuitive Machines, LLC, a Delaware limited liability company and subsidiary of the Issuer, Vantor, Galileo, and Lanteris Space Holdings LLC, a Delaware limited liability company.

Vantor is indirectly owned 100% by Galileo. The Advent Entities indirectly hold 78% of the equity in Galileo and Vantor and as such, control and beneficially own the reported securities directly held by Vantor. Accordingly, the Advent Entities, and Advent GP LLC as the general partner of Advent LP, may be deemed to have voting and dispositive power over the reported securities directly held by Vantor.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of January 20, 2026, by and among the Reporting Persons.

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (01/20/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (01/20/2026)
- Galileo TopCo, Inc.: /s/ Laurie Korneffel, Laurie Korneffel / Corporate Secretary (01/20/2026)
- Vantor Holdings Inc.: /s/ Laurie Korneffel, Laurie Korneffel / Corporate Secretary (01/20/2026)
Comment: Advent International, L.P., By: Advent International GP, LLC, its General Partner.